Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

Alan Singer
215.963.5224
asinger@morganlewis.com

February 18, 2005

Abby Adams, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	CSS Industries, Inc. Schedule TO-I Filed February 3, 2005

Dear Ms. Adams:

On behalf of CSS Industries, Inc., we are providing this letter to respond to the comments of the staff contained in your February 14, 2005 letter to the undersigned. Set forth below are the staff’s comments and CSS’ responses. Please note that in several instances, the responses make reference to Amendment No. 1 to CSS’ Schedule TO (“Amendment No. 1”), the filing of which accompanies this letter.

Offer to Purchase

1.	We note that CSS Industries’ common stock has traded at a premium to the base price offered in this modified Dutch auction tender offer for most of the past year. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale, particularly in this offer, where your officers and directors will tender 1/3 of the shares sought at the minimum price.

In response to this comment, Amendment No. 1 adds disclosure under section 1, “Number of Shares; Proration.” Please note that, because the officers, directors and greater than 10% stockholder have indicated that they will tender at the price determined by the Company based on tenders received from other stockholders rather than “at the minimum price,” the disclosure states that the officers, directors and greater than 10% stockholder have, “in effect,” tendered approximately 1/3 of the shares CSS is seeking to purchase at the minimum price.

Securities and Exchange Commission
February 18, 2005

2.	We note from page (i) that “the number of shares that constitutes an odd-lot will be determined by [the company] after the expiration date, but will not be more than 99 shares.” Rule 13e-4(f)(3)(i) states that you may accept “all securities tendered by persons who own, beneficially or of record, an aggregate of not more than a specified number, which is less than one hundred shares . . ..” We also note from the top of page (ii) that you may or may not make any odd lot purchases. Please tell us why you believe it is appropriate to wait until the offer has concluded to decide: (1) whether to accept odd lot purchases and, if so, (2) the number of shares that constitute an odd-lot. Please also note the requirements of Item 1004(a)(1)(viii) and (ix) of Regulation M-A, which require you to disclose the manner in which tenders will be accepted and the terms of proration.

In response to this comment, Amendment No. 1 amends disclosure in all relevant sections to specify that stockholders who own 25 or fewer shares will be deemed to be “odd-lot” stockholders for purposes of the offer, and that if proration of tenders is required, CSS will first purchase all shares held by “odd-lot” stockholders.

Conditions of Our Offer, page 13

3.	We note that you will not be required to purchase shares in the offer “if at any time on or after February 3, 2005 and prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment, purchased or paid for under our offer) any of the” conditions occur. As you know, all conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer. Please revise this section accordingly. Also, it is unclear how you might have paid for certain tendered shares, but not all shares. Please revise the disclosure in parenthesis to clarify.

Amendment No. 1 amends the disclosure in the first paragraph of the “Conditions of Our Offer” section to state that “if at any time on or after February 3, 2005 and prior to the expiration of the offer any of the” conditions occur. In this regard, please note that the parenthetical contained in the language quoted in the staff comment has been deleted.

4.	The bullet points (1)(b), 2(c), 2(d), (7) and (10) condition the offer on whether the contemplated benefits the company may enjoy from the offer or the company’s contemplated future conduct are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that option holders will have the ability to objectively determine whether the condition has been triggered.

As discussed with the staff, Amendment No. 1 amends the “Conditions of Our Offer” section to provide a cross reference to the first paragraph of Section 2 (“Purpose of Our Offer; Certain Effects of Our Offer”) for a discussion of the contemplated future benefits of the offer.

Securities and Exchange Commission
February 18, 2005

5.	It appears that conditions (1) and (2) are redundant. Please revise these conditions so that the events each intends to address are clear.

Conditions (1) and (2) are not redundant. Condition (1) addresses the threat or pursuit of litigation while condition (2) reflects different kinds of governmental actions. Generally, if any person threatens or institutes litigation that directly or indirectly has the effects set forth in clauses (a) and (b) of condition (1), CSS may chose not to go forward with the offer; if an action by a governmental entity could lead to the effects set forth in clauses (a) – (d) of condition (2), CSS could determine not to proceed with the offer. While it is possible that an action covered by condition (1) could ultimately lead to an action covered by condition (2), such a possibility does not cause the conditions to be redundant. For example, a person could bring an action challenging the making of the tender offer and seeking to enjoin CSS’ ability to consummate the tender offer. This would satisfy condition (1), but would not at that point satisfy condition (2). If a court ultimately were to enjoin CSS from completing the tender offer, such an action would satisfy condition (2). However, in most cases, actions that would trigger condition (2) would not follow an action that triggers condition (1). For example, if a law were enacted or regulation adopted that could restrict completion of the tender offer, condition (2) would be met, but condition (1) would not. Moreover, as noted above, even where a party commences litigation against the Company that challenges the making of the tender offer so that condition (1) would be met, condition (2) would not be met unless a court ultimately grants the relief sought. Of course, there is no assurance that a court would grant such relief prior to the expiration of the offer, if ever, and in light of the expense and effort that could be involved in defending against such litigation, CSS believes that it is entitled to terminate the offer if such litigation were to occur.

Moreover, we note that conditions similar to conditions (1) and (2) have appeared most in tender offers of which we are aware for many years. Therefore, CSS does not believe that any revision to conditions (1) or (2) is appropriate.

6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

•	Condition (11), which conditions the offer on whether you have learned that a group has been formed that intends to acquire or has acquired your stock.

•	The closing paragraph, where you state that actions triggering the conditions may include actions or inaction by you.

CSS respectfully submits that neither of the matters addressed in the bullet points of this comment are inconsistent with enabling objective verification that the conditions have been satisfied. With respect to condition (11), the issue of whether CSS has learned that group has been formed is certainly objectively verifiable. For example, were the matter to be litigated, a court could base findings on, among other things, any contemporaneous

Securities and Exchange Commission
February 18, 2005

memoranda and testimony regarding any discussions within CSS, between CSS and members of the group or involving others. This is not a matter that is determined by subjective judgment on part of CSS. Either CSS knows a group has formed, or it does not. Moreover, deletion of the reference to CSS learning that a group has been formed could have undesirable results from a policy standpoint. If language regarding CSS learning of the formation of a group is removed, it would be possible for CSS to learn that a group has been formed two days before the expiration of the offer, but because a Schedule 13D need not be filed until five days following the formation of the group, CSS would not be able to rely on a condition based on the filing of the Schedule 13D. Even worse, a group could deliberately fail to file a Schedule 13D on a timely basis, and CSS would not be able to assert that the condition is met even though it is aware that a group has been formed.

With regard to the reference to CSS action or inaction, CSS respectfully submits that the reference has no adverse affect on the ability to objectively verify that the conditions have been met. Instead, the statement merely means that if any action that CSS has taken or omits to take could be deemed to be a factor in the occurrence of a condition, CSS may nevertheless assert the condition. For example, assume that a stockholder contacts CSS and claims that the offering price range is too low and that CSS should amend the offer to increase the price range. If CSS determines to take no action and, as a result, the stockholder files a lawsuit challenging the offer, condition (1) will have been met. In this scenario, it could be asserted that the circumstances giving rise to the condition include CSS’ inaction (namely, its refusal to increase the offering price range). The condition is nevertheless independently verifiable. Compelling CSS to remove the reference to its action or inaction could subject CSS to claims by stockholders that several of the conditions were caused by CSS’ action or inaction and therefore may not be asserted. This is neither a desirable nor fair result, nor does it have anything to do with the objective nature of the conditions.

7.	We are unable to locate disclosure of any required governmental approvals for this offer. Please revise to provide this disclosure or clarify condition (14).

CSS is unaware of any required governmental approvals with regard to the offer. Amendment No. 1 adds language amending condition (14) to clarify this fact.

8.	We note from the closing paragraph of this section that “any determination or judgment by CSS concerning the events described [in the conditions section] will be final and binding on all parties. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the closing paragraph to include an objective standard for the determination of whether a condition has been satisfied.

Securities and Exchange Commission
February 18, 2005

As discussed with the staff, we do not believe that an objective standard is required in the closing paragraph, because each of the conditions contains either a clearly objective standard or is subject to a standard of reasonableness (in this regard, we note that matters addressed in conditions (1)(b), (2), (6), (7) and (10) all refer to CSS’ “reasonable judgment.”) In our discussions with the staff, a question was raised in respect to the possible addition of a reasonableness standard to condition (8), which reads, “in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening thereof.” On reflection, we do not believe that a modification to this condition is necessary or appropriate. Materiality is not subjective; it is perhaps the most venerable standard in the federal securities laws. If CSS were to claim that a “material acceleration or worsening” occurred, its determination could be challenged, and a court, based on the standard of materiality articulated in TSC v. Northway, Basic v. Levinson and their progeny, could overturn the determination if the court were to decide that any acceleration or worsening was not, in fact, material. Accordingly, we do not believe that any modification to either the closing paragraph or condition (8) should be made.

About Forward-Looking Statements, page 22

9.	The offer states that CSS “undertake[s] no obligation to release publicly any revisions to such forward-looking . . . ..” This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

In response to this comment, CSS has revised the disclosure under “Information About Forward-Looking Statements” to, among other things, eliminate the phrase cited in the staff’s comment, as set forth in Amendment No. 1.

Certain United States Federal Income Tax Consequences, page 24

10.	Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to “certain” tax consequences and is “for general information only.”

In response to this comment, CSS has made the requested revisions in the “Certain United States Federal Income Tax Consequences” section, as described in Amendment No. 1.

Fees and Expenses, page 28

11.	Revise to disclose the compensation to be paid to the information agent and depositary as required by Item 1009(a).

Item 1009(a) of Regulation M-A calls for disclosure of compensation to persons retained “to make solicitations or recommendations in connection with the transaction.” Neither

Securities and Exchange Commission
February 18, 2005

the information agent nor the depositary will be making solicitations or recommendations in connection with the offer. Therefore, disclosure of compensation to be paid to the information agent and depositary is not required.

Closing Comments

CSS is separately providing a statement containing the requested acknowledgements.

We appreciate the staff’s consideration in connection with CSS’ filing. If you have any further questions or comments, please address them to me.

Sincerely,

/s/ Alan Singer

Alan Singer

AS:jbo

cc: Michael A. Santivasci, Esquire